

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2023

Paul W. Mobley
Executive Chairman and Chief Financial Officer
NOBLE ROMAN'S, INC.
6612 E. 75th Street, Suite 450
Indianapolis, IN 46250

>   **Re: NOBLE ROMAN'S, INC.**
>   **PRE 14A filed May 25, 2023**
>   **DEFA14A filed May 26, 2023**
>   **File No. 000-11104**

Dear Paul W. Mobley:

   We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

PRE 14A filed May 25, 2023 and DEFA14A filed May 26, 2023

General

1.   We note that your preliminary proxy statement was filed under EDGAR tag "PRE 14A," as opposed to EDGAR tag "PREC14A," the latter of which should be used for contested solicitations. Please keep this in mind for future reference, and please ensure that subsequent filings are filed under the correct EDGAR tag.

2.   The Schedule 14A cover page that you have used for these filings has been replaced by a more recent version. Please use the updated cover page in future filings.

3.   Please mark as preliminary the proxy statement and form of proxy. See Rule 14a-6(e)(1). Please also include the form of proxy in the same filing as the proxy statement.

4.   As this solicitation is a contested solicitation subject to Rule 14a-12(c), please provide disclosure that is responsive to Items 4(b) and 5(b) of Schedule 14A.

5.   On page 3, we note the reference to the proxy statement being mailed on or about June 8, 2023. Please update such date to align with the mailing of the definitive proxy statement, or advise. Relatedly, please also ensure that the February 9, 2024 date disclosed on page 19 is updated accordingly.

6.   Please disclose how the Company intends to treat proxy authority granted in favor of BT Brands' nominee if BT Brands abandons its solicitation or fails to comply with Rule 14a–19. See Item 21(c) of Schedule 14A.

7.   Please consider clarifying explicitly in the proxy statement that shareholders may vote in person at the meeting.

8.   On the form of proxy, please clarify whether investors will receive a control number for voting purposes, or whether the QR code referred to is intended to be used in lieu of a control number.

9.   We note the following disclosure on the form of proxy, in the Proposal 1 Instructions: "If you vote *for* more than one nominee your vote on Proposal 1 will be invalid and will not be counted" (emphasis added). To avoid confusion, please replace "for" with "'FOR.'"

Voting Rights and Solicitation of Proxies, page 4

10.   Please disclose the impact of abstentions and broker non-votes on the vote required for approval of the second proposal, as well as the impact of "WITHHOLD" votes on the first proposal. See Item 21(b) of Schedule 14A.

Election of Directors, page 5

11.   We note the following disclosure: "Should Mr. Mobley become unavailable or decline to serve for any reason, the Company expects that each person named in the proxy will vote for the election of another person as may be designated by the Board of Directors." Please expand such disclosure to explain briefly how such process would work under applicable law and/or the Company's governing documents. In addition, please revise such disclosure to ensure consistency with the limits of discretionary authority outlined in Rule 14a-4(c)(5), which states that you may use discretionary authority to vote for a substitute nominee if a named nominee is "unable to serve or for good cause will not serve."

12.   We note the following disclosure: "The Board of Directors does not believe that an alternative nominee, if any, proposed by BT Brands will have the same knowledge and understanding that are key to the Board of Directors' function and oversight of the Company." Since BT Brands has already put forward a specific nominee, please revise the disclosure to reflect that fact.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Paul W. Mobley
NOBLE ROMAN'S, INC.
June 8, 2023
Page 3

Please direct any questions to David M. Plattner, Special Counsel, at 202-551-8094.

Sincerely,

Division of Corporation Finance
Office of Mergers and Acquisitions